UNITED
SECURITIES AND EXCHANGE
Washington, D.C. 20549

08031731

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SEC Mail
Mail Processing
Section
MAY 22 2008
Washington, DC
106

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 45345

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-07 (MM/DD/YY) AND ENDING 12-31-07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AC Trading Inc
CRD 31095

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8502 E. Chapman Ave #605
(No. and Street)

Orange (City) CA (State) 92867 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Valerie Barber 714-665-8112
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tim Coons CPA
(Name – *if individual, state last, first, middle name*)

4241 Jutland Dr. 304 A (Address) San Diego (City) CA (State) 92117 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 29 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

BRIAN T. CRUZ
Commission # 1762150
Notary Public - California
Orange County
MyComm. Expires Aug 18, 2011

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Valerie Barber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AC Trading. Inc., as of 5-15, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Valerie Barber
Signature

President
Title AC Trading, Inc

Brian I. Cruz
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIAN I. CRUZ
Commission # 1762130
Notary Public - California
Orange County
MyComm. Expires Aug 18, 2011

TIMOTHY A COONS, CPA
4241 JUTLAND DRIVE, SUITE 304A
SAN DIEGO, CALIFORNIA 92117
858-274-5573
FAX 866-302-8284

To the Stockholder and Board of Directors
AC Trading, Inc.

In planning and performing our audit of the financial statements and supplemental s chedules of AC Trading, Inc. (a California corporation) (the company) as of December 31, 200 7 and have issued an auditor's report thereon dated February 2 2, 2008.

As part of that audit, we considered its internal control systems including the control acti vities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements not to provide assurance on internal control.

Also as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) we have made a study of the practices and procedures followed by the company including tests of such practices and procedures that we considered relevant to the objective stated in rule 17a -5(g) in making the periodic assumptions pf aggregate indebtedness (or aggregate debits) and net capital provisions under rule 17a - 3(a)(11) and for determining compliance with the exemptive provisions under rule 15c -3-3. Because the company does not carry securities accounts for customers or p erform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment of securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the company is responsible for esta blishing and maintaining internal control and the practices and procedures referred in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of contr ols and of the practices and the procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the prac tices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordanc e with management's authorization and recorded properly to permit the preparation of financial statements in conformity with US generally accepted accounting principles. Rule 17a -5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration f internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within

a timely period by employees in the normal course of performing their assigned functions. H owever, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures accomplish the objectives referred t o in the second paragraph of this report to the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding on our study, we believe that the company's practices and procedures were adequate at December 31, 200 7, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD and other regulatory agencies that rely on rule 127a -5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Timothy A Coons

Timothy A Coons, CPA

San Diego, California USA
February 22, 2008

END